Exhibit 99.88

Bitfarms’ Mathieu Vachon Files Early Warning Report

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--January 25, 2021--Mathieu Vachon announces that he has filed an early warning report in respect of his holdings in Bitfarms Ltd. (“Bitfarms”) as a result of the dilution of the 8,434,403 common shares of Bitfarms held by Mr. Vachon (the “Share Dilution”).

When Bitfarms became a reporting issuer on June 13, 2019 (upon being Issued a receipt for its final prospectus dated June 12, 2019), Mr. Vachon had control and direction (in his capacity as an individual and by way of 9264-2644 Quebec Inc., a corporation of which he owns 100% of the outstanding securities) 4,450 and 8,367,245 common shares respectively, representing approximately 14.7 % of the then-outstanding Common Shares.

Bitfarms’ issued capital increased from approximately 57,045,875 common shares on June 13, 2019 to approximately 112,721,792 Common Shares as of the date of this report. Mr. Vachon has sold an aggregate of 67,500 Common Shares and purchased an aggregate of 130,208 Common Shares (for a net increase of 62,708 Common Shares), as set forth in the table below.

Date	Number of Common Shares Sold	Number of Common Shares Purchased	Market	Price per Common Share	Total Consideration
2019-07-15	-	130,208	Private Sale	$0.0008	$104.1664
2019-09-24	10,000	-	TSX Venture Exchange (“TSXV”)	$0.9525	$9,525.00
2019-09-27	7,500	-	TSXV	$0.9000	$6,750.00
2020-12-14	50,000	-	TSXV	$0.7200	$36,000.00

Mr. Vachon currently owns or controls 8,434,403 common shares, representing approximately 7.5% of the issued and outstanding Common Shares after giving effect to the Share Dilution.

Mr. Vachon reviews his holdings from time to time and may increase or decrease his position as future circumstances may dictate.

This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report dated January 25, 2021. The early warning report has been filed on the System for Electronic Document Analysis and Review (“SEDAR”) under Bitfarms’ issuer profile at https://www.sedar.com/.

Contacts

For more information, or to obtain a copy of the early warning report filed by Mr. Vachon, please contact:

Mathieu Vachon (514) 575-6088